                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                       Wackenhut Corrections Corporation
                                (Name of Issuer)

                         Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   929798106
                                 (CUSIP Number)

                               Group 4 Falck A/S
                       Polititorvet, DK-1780 Copenhagen V
                              Copenhagen, Denmark
                             Tel: 011-45-3393-2310
                         Attn: Soren Lundsberg-Nielsen
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                 March 8, 2002
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

1)         Name of Reporting Person
                       GROUP 4 FALCK A/S

2)         Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)  [ ]
           (b)  [X]

3)         SEC Use Only

4)         Source of Funds (See Instructions)

                     00

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)         Citizenship or Place of Organization

                    DENMARK

    Number of       7)      Sole Voting Power
     Shares                        0
  Beneficially
    Owned by        8)      Shared Voting Power
      Each                         0
    Reporting       9)      Sole Dispositive Power
     Person                        0
      With          10)     Shared Dispositive Power
                                   12,000,000(1)

11)        Aggregate Amount Beneficially Owned by Each Reporting Person
                    12,000,000(1)

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13)        Percent of Class Represented by Amount in Row (11)
                    57.11%(2)

14)        Type of Reporting Person (See Instructions)
                    00

--------------------
(1) Group 4 Falck A/S disclaims beneficial ownership of these securities

(2) Based on information provided by the Issuer in the Issuer's Form 10-K filed on March 1, 2002 that 21,013,024 shares of Common Stock were issued and outstanding.

                                  SCHEDULE 13D

1)         Name of Reporting Person
                    MILESTONE HOLDING ONE, INC.

2)         Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)      [   ]
           (b)      [ x ]

3)         SEC Use Only

4)         Source of Funds (See Instructions)
                    00

5)         Check if Disclosure of Legal Proceedings is Required Pursuant to
           Items 2(d) or 2(e) [   ]

6)         Citizenship or Place of Organization
                    DELAWARE

     Number of      7)    Sole Voting Power
       Shares                   0
    Beneficially    8)    Shared Voting Power
      Owned by                  0
        Each        9)    Sole Dispositive Power
     Reporting                  0
       Person       10)   Shared Dispositive Power
        With                    12,000,000(3)


11)        Aggregate Amount Beneficially Owned by Each Reporting Person
                    12,000,000

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13)        Percent of Class Represented by Amount in Row (11)
                    57.11%(4)

14)        Type of Reporting Person (See Instructions)
                    OO

--------------------
(3) Milestone Holding One, Inc. disclaims beneficial ownership of these securities.

(4) Based on information provided by the Issuer in the Issuer's Form 10-K filed on March 1, 2002 that 21,013,024 shares of Common Stock were issued and outstanding.

                                  SCHEDULE 13D

1)         Name of Reporting Person
                    MILESTONE ACQUISITION CORPORATION


2)         Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)      [   ]
           (b)      [ x ]

3)         SEC Use Only

4)         Source of Funds (See Instructions)
                    00

5)         Check if Disclosure of Legal Proceedings is Required Pursuant to
           Items 2(d) or 2(e) [   ]

6)         Citizenship or Place of Organization
                    FLORIDA

       Number of    7)     Sole Voting Power
        Shares                   0
     Beneficially   8)     Shared Voting Power
       Owned by                  0
         Each       9)     Sole Dispositive Power
       Reporting                 0
        Person      10)     Shared Dispositive Power
         With                       12,000,000(5)


11)        Aggregate Amount Beneficially Owned by Each Reporting Person
                    12,000,000

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13)        Percent of Class Represented by Amount in Row (11)
                    57.11%(6)

14)        Type of Reporting Person (See Instructions)
                    OO

--------------------
(5) Based on information provided by the Issuer in the Issuer's Form 10-K filed on March 1, 2002 that 21,013,024 shares of Common Stock were issued and outstanding.

(6) Milestone Acquisition Corporation disclaims beneficial ownership of these securities.

ITEM 1.    SECURITY AND ISSUER

     This Statement relates to the Common Stock, par value $0.01 per share, (the "Common Stock") of Wackenhut Corrections Corporation, a Florida corporation (the "Issuer"). The Issuer's principal executive office is located at 4200 Wackenhut Drive, #100, Palm Beach Garden, FL 33410.

ITEM 2.    IDENTITY AND BACKGROUND

     (a) This Statement is being filed by (i) Milestone Acquisition Corporation, a Florida corporation ("MAC"), (ii) Milestone Holding One, Inc. ("MHO") and
(iii) Group 4 Falck A/S, a Danish company ("Group 4 Falck") (MAC, MHO and Group 4 Falck are each referred to herein as a "Reporting Person" and collectively as the "Reporting Persons").

     (b) The Reporting Persons' business addresses are: c/o Group 4 Falck A/S, Polititorvet, DK-1780 Copenhagen V, Copenhagen, Denmark.

     (c) (i) Group 4 Falck is a company principally engaged, directly or through its subsidiaries, in the security and correctional services business. Set forth on Schedule A hereto, which is incorporated herein by reference, is the name, business address, present principal occupation or employment and citizenship, of each of Group 4 Falck's directors and executive officers, as of the date hereof.

             (ii) MHO is a company engaged in no operations, other than as a holding company of MAC on behalf of Group 4 Falck. Set forth on Schedule B hereto, which is incorporated herein by reference, is the name, business address, present principal occupation or employment and citizenship, of each of MHO's directors and executive officers, as of the date hereof.

             (iii) MAC is a company engaged in no operations, other than as an acquisition vehicle on behalf of Group 4 Falck. Set forth on Schedule C hereto, which is incorporated herein by reference, is the name, business address, present principal occupation or employment and citizenship, of each of MAC's directors and executive officers, as of the date hereof.

     (d) During the last five years, neither Group 4 Falck, nor, to Group 4 Falck's knowledge, any person named on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, neither MHO, nor, to MHO's knowledge, any person named on Schedule B, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, neither MAC, nor, to MAC's knowledge, any person named on Schedule C, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, neither Group 4 Falck, nor, to Group 4 Falck's knowledge, any person named on Schedule A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


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
     During the last five years, neither MHO, nor, to MHO's knowledge, any person named on Schedule B, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were not and are not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     During the last five years, neither MAC, nor, to MAC's knowledge, any person named on Schedule C, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were not and are not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Pursuant to the terms of the Merger Agreement (as defined in Item 4) Group 4 Falck has agreed to acquire all the capital stock of The Wackenhut Corporation for the Consideration (as defined in Item 4) at the Effective Time (as defined in Item 4). The Wackenhut Corporation has agreed, pursuant to certain covenants contained in Article V in the Merger Agreement, not to dispose of any material assets, which covenant would preclude the sale of the 12,000,000 shares of Common Stock owned by The Wackenhut Corporation and to which this Schedule relates (the "Shares") absent a waiver by Group 4 Falck. No additional consideration shall be given by the Reporting Persons for such covenants.

ITEM 4.    PURPOSE OF TRANSACTION

     On March 8, 2002, The Wackenhut Corporation, Group 4 Falck and Milestone Acquisition Corporation ("MAC") entered into an Agreement and Plan of Merger (the "Merger Agreement"), providing for the merger of MAC with and into The Wackenhut Corporation (the "Merger"), whereupon the existence of MAC will cease and The Wackenhut Corporation will continue as the surviving corporation (the "Surviving Corporation"). Pursuant to covenants contained in Article V of the Merger Agreement, the Wackenhut Corporation has agreed not to dispose of certain assets, including the Shares.

     The Wackenhut Corporation will submit the Merger Agreement and the Merger contemplated therein to its shareholders for approval in accordance with applicable law. At the effective time of the Merger (the "Effective Time"), each share of Series A and Series B Common Stock of The Wackenhut Corporation issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive $33.00 in cash (the "Consideration") and MHO, a wholly-owned subsidiary of Group 4 Falck, shall become the sole shareholder of the Surviving Corporation. All such shares of Series A and Series B Common Stock outstanding immediately prior to the effective time of the Merger will automatically be canceled and retired, and will cease to exist and will cease to be listed on the New York Stock Exchange. Group 4 Falck has received an unconditional commitment to finance the payment of the aggregate Consideration from third party financing sources.

     The obligations of the parties to the Merger Agreement to effect the Merger are subject to certain conditions, and prior to the Effective Time, the parties may terminate the Merger Agreement under certain circumstances, in each case as set forth in the Merger Agreement.

     Group 4 Falck is considering all available options with respect to The Wackenhut Corporation's existing holdings in the Issuer. In connection with the Merger, the Issuer has entered into an agreement with Group 4 Falck and The Wackenhut Corporation (the "WCC Agreement"). The WCC Agreement is contingent upon the consummation of the Merger. The WCC Agreement provides, among other things, that (1) for a period of three years following the Merger, the board of directors of the Issuer will consist of nine members, five of which will be independent directors, two of which will be officers of the Issuer and two of which will be representatives of Group 4 Falck, (2) during the one year period following the Merger, the nominating and compensation committee of the board of directors of the Issuer will consist of three members, two of which will be independent directors and one of which will be a representative of Group 4 Falck, and (3) until such time as Group 4 Falck directly or indirectly owns less than 49% of the outstanding Common Stock, (i) neither Group 4 Falck nor The Wackenhut Corporation will engage in the business of managing or operating prison, detention facility or mental health facility management businesses anywhere in the United States, and (ii) representatives of Group 4 Falck and The Wackenhut Corporation who serve on the board of directors of the Issuer will not have access to certain proprietary, confidential information of the Issuer, its subsidiaries of affiliates. The WCC Agreement also requires that any purchases of Common Stock by either The Wackenhut Corporation or Group 4 Falck during the three year period following the merger be made only at a price approved by a majority of the independent directors of the Issuer.

     The preceding summaries of certain provisions of the Merger Agreement and the WCC Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement and the WCC Agreement, as applicable, each of which is incorporated by reference herein as more fully described in Item 7.

     Other than described above, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons named on Schedule A, B or C to this Statement, presently has any plans or proposals that relate to or would result in:

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions that might impede the acquisition of control of the Issuer by any person;

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or

     (i) causing equity securities of the Issuer to be eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or any other similar action.

     The Reporting Persons reserve the right to change their intention with respect to any and all of the matters referred to in this Item 4.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

     (a) - (b) Prior to March 8, 2002, none of the Reporting Persons directly or indirectly owned any shares of Series A or Series B Common Stock or had the power to vote or to direct the vote or to dispose or to direct the disposition of any shares of Series A or Series B Common Stock. Each of the Reporting Persons (i) is not entitled to any rights as a stockholder of the Issuer as to any shares of Series A or Series B Common Stock and (ii) disclaims any beneficial ownership of the shares of Series A and Series B Common Stock. However, as a result of certain covenants in Article V of the Merger Agreement, under the definition of "beneficial ownership as set forth in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons may be deemed to beneficially own the Shares, which total 12,000,000 shares of Common Stock, and which represent approximately 57.11%(7) of the issued and outstanding shares of Common Stock. To the best of the Reporting Persons' knowledge, no shares of Series A or Series B Common Stock are beneficially owned by any of the persons named on Schedules A, B or C.

     (c) None of the Reporting Persons, nor, to the Reporting Persons' knowledge, any of the persons named on Schedules A, B or C, have effected any transactions in the Series A or Series B Common Stock in the past
60 days.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Except as otherwise set forth in this Statement (and the agreements referenced herein), there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any person or, to the best knowledge of the Reporting Persons, any of the persons named on Schedules A, B or C to this Statement and any other person, with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


--------------------
(7) Based on information provided by the Issuer in the Issuer's
Form 10-K filed on March 1, 2002 that 21,013,024 shares of Common
Stock were issued and outstanding.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

     I. Agreement and Plan of Merger, dated March 8, 2002 by and among The Wackenhut Corporation, Group 4 Falck A/S and Milestone Acquisition Corporation, incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by The Wackenhut Corporation on March 8, 2002.

     II. Joint Filing Agreement, dated March 18, 2002 by and among Group 4 Falck A/S, Milestone Holding One, Inc. and Milestone Acquisition Corporation.

     III. Agreement, dated March 8, 2002 by and among Group 4 Falck A/S, Wackenhut Corrections Corporation and The Wackenhut Corporation, incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by Wackenhut Corrections Corporation on March 8, 2002.


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
                                   SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this Schedule 13D is true, complete and correct.


Dated:  March 18, 2002

                                             GROUP 4 FALCK A/S


                                             By: /s/ Lars Norby Johansen
                                                 -----------------------
                                                   Name: Lars Norby Johansen
                                                   Title: President and CEO

                                             By: /s/ Derrick Miller
                                                 -----------------------
                                                   Name: Derrick Miller
                                                   Title: Group CFO


                                             MILESTONE HOLDING ONE, INC.


                                             By: /s/ Lars Norby Johansen
                                                 -----------------------
                                                   Name: Lars Norby Johansen
                                                   Title: President and CEO

                                             By: /s/ Derrick Miller
                                                 -----------------------
                                                   Name: Derrick Miller
                                                   Title: Group CFO


                                             MILESTONE ACQUISITION
                                             CORPORATION


                                             By: /s/ Lars Norby Johansen
                                                 -----------------------
                                                   Name: Lars Norby Johansen
                                                   Title: President and CEO

                                             By: /s/ Derrick Miller
                                                 ------------------------
                                                   Name: Derrick Miller
                                                   Title: Group CFO

                                   SCHEDULE A


     NAME AND                       PRINCIPAL OCCUPATION OR
BUSINESS ADDRESS*                   EMPLOYMENT AND BUSINESS ADDRESS*                 CITIZENSHIP

Jorgen Philip-Sorensen              Chairman of the Board                            Sweden
Alf Duch-Pedersen                   Deputy Chairman of the Board                     Denmark
Henrik Brandt                       Director                                         Denmark
Bent Knie-Andersen                  Director                                         Denmark
Sir David Gore-Booth                Director                                         UK
lb Mardahl-Hansen                   Director                                         Denmark
Jens Kampmann                       Director                                         Denmark
Waldemar Schmidt                    Director                                         Denmark
Palle Thirstrup                     Director                                         Denmark
Harald Kortland                     Director                                         Denmark
Johnny Eikeland                     Director                                         Denmark
Ketty Jordhoi                       Director                                         Denmark
Lars Norby Johansen                 President and Chief Executive Officer            Denmark
Derrick Miller                      Group Chief Financial Officer                    Denmark
Grahame Gibson                      Group Chief Operating Officer                    UK
Jim Harrower                        Group Chief Operating Officer                    UK
John S. Dueholm                     Group Chief Operating Officer                    Denmark
Hans Bennetzen Group                Chief Operating Officer                          Denmark


--------------------
*The business address of each Director and Executive Officer is Group 4 Falck A/S, Polititorvet, DK-1780 Copenhagen V, Copenhagen, Denmark.

                                   SCHEDULE B

      NAME AND                      PRINCIPAL OCCUPATION OR
BUSINESS ADDRESS*                   EMPLOYMENT AND BUSINESS ADDRESS*                 CITIZENSHIP

Lars Norby Johansen                 Director, President and CEO of MHO               Denmark
Derrick Miller                      Director, Treasurer and CFO of MHO               Denmark
Soren Lundsberg-Nielsen             Director, Secretary of MHO                       Denmark


--------------------
*The business address of each Director and Executive Officer is Group 4 Falck A/S, Polititorvet, DK-1780 Copenhagen V, Copenhagen, Denmark.

                                   SCHEDULE C

     NAME AND                       PRINCIPAL OCCUPATION OR
BUSINESS ADDRESS*                   EMPLOYMENT AND BUSINESS ADDRESS*                 CITIZENSHIP

Lars Norby Johansen                 Director, President and CEO of MAC               Denmark
Derrick Miller                      Director, Treasurer and CFO of MAC               Denmark
Soren Lundsberg-Nielsen             Director, Secretary of MAC                       Denmark


--------------------
*The business address of each Director and Executive Officer is Group 4 Falck A/S, Polititorvet, DK-1780 Copenhagen V, Copenhagen, Denmark.